UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras expresses interest in the surplus of Atapu and Sépia

—

Rio de Janeiro, April 28, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that today it expressed to the National Energy Policy Council (CNPE) its interest in the preferential rights in the Second Bidding Round of the Transfer of Rights’ Surplus Volumes under the Production Sharing regime, pursuant to Law 12,351/2010 and Federal Decree 9,041/2017.

The company's Executive Board approved the expression of interest in the preferential rights in the areas of Atapu and Sépia with a percentage of 30%, considering the parameters disclosed in the CNPE's Resolution Nº 05, of April 22, 2021, and in the Ministry of Mines and Energy's (MME) Directive Nº 08, of April 19, 2021.

The values corresponding to the signature bonuses to be paid, in case of confirmation of the participation percentages in the terms above by the CNPE, will be of R$ 1,200.6 million for Atapu and R$ R$ 2,141.4 million for Sépia.

The expression of interest is in line with the company's Strategic Plan, focused on concentrating its resources in world-class assets in deep and ultra-deep waters.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer